Exhibit 99.1

FALCON MINERALS CORPORATION REPORTS FOURTH QUARTER AND
FULL YEAR 2021 FINANCIAL RESULTS

HOUSTON, TX – March 9, 2022 – Falcon Minerals Corporation (“Falcon,” or the “Company,” “we,” “our,”) (NASDAQ: FLMN, FLMNW), a leading oil and gas minerals company, today announces financial and operating results for the fourth quarter and full year ending December 31, 2021.

Falcon Highlights

●	Net production of 4,067 barrels of oil equivalent per day (“Boe/d”) for the fourth quarter 2021 and 4,438 Boe/d for the full year 2021

●	48 gross wells (0.30 net) turned in line during the fourth quarter 2021 and 225 gross wells (2.35 net) turned in line for the full year 2021

●	126 gross line-of-sight wells (1.39 net) permitted and in active development as of March 3, 2022 on the Company’s Eagle Ford position

●	Received $0.8 million of lease bonus revenue in the Marcellus Shale during the fourth quarter 2021

●	Fourth quarter 2021 net income of $9.3 million and full year 2021 net income of $27.5 million (1)

●	Adjusted EBITDA of $13.7 million for the fourth quarter 2021, excluding $2.2 million of expenses associated with the announced transaction with Desert Peak Minerals (“Desert Peak”) ($11.6 million inclusive of all transaction expenses) (2)

●	Adjusted EBITDA of $51.7 million for full year 2021(3)

●	Pro-forma Free Cash Flow of $13.0 million in the fourth quarter 2021, excluding $2.2 million of expenses associated with the announced Desert Peak transaction ($10.9 million of Pro-forma Free Cash Flow inclusive of transaction expenses) (2)

●	Fourth quarter 2021 dividend of $0.145 per share declared on February 17, 2022

●	Dividend paid on March 9, 2022 to all shareholders of record as of February 28, 2022

●	Falcon announced on January 12, 2022 that the Company had entered into a definitive agreement to combine in an all-stock transaction with Desert Peak; it is anticipated that the transaction will close in the second quarter 2022

(1)	Net income shown above includes amounts attributable to non-controlling interests.

(2)	Please refer to the disclosure on pages 8-9 for a reconciliation of the identified non-GAAP measures to net income, the most comparable financial measure prepared in accordance with GAAP.

(3)	Excludes expenses associated with the announced Desert Peak transaction and executive leadership transition ($47.9 million of Adjusted EBITDA inclusive of expenses associated with the announced Desert Peak transaction and executive leadership transition).

Management Commentary

Bryan C. Gunderson, President and Chief Executive Officer of Falcon Minerals commented, “We are pleased with the way Falcon ended 2021, with Pro-forma Free Cash Flow per share above our guidance range. We are also excited about the way we entered 2022 by delivering on our core strategic objective to add scale and diversity without sacrificing asset quality or Free Cash Flow on a per share basis.” Mr. Gunderson continued, “Falcon’s previously announced fourth quarter dividend of $0.145 per share allows Falcon’s shareholders to participate in the strong macro environment for commodities as we work to finalize the transformational combination with Desert Peak. Following the closing of the Desert Peak transaction, we believe that Falcon will be positioned extremely well, as the combined company will benefit from owning best-in-class assets in the most active U.S. basins, a strong balance sheet, and a supportive commodity backdrop.”

Matthew B. Ockwood, Falcon’s Chief Financial Officer added, “Falcon’s assets performed well during the fourth quarter. Adjusted Pro-forma Free Cash Flow per share of $0.15 exceeded our guidance range of $0.13 - $0.14 per share, allowing Falcon to declare a quarterly dividend of $0.145 per share, which represents a payout ratio of 97%. Falcon entered 2022 with no oil hedges in place and is currently benefitting from our asset quality and favorable proximity to markets in Texas.” Mr. Ockwood continued, “The Marcellus Shale asset portfolio again contributed meaningfully to quarterly results both in production and in new lease bonus revenue. We expect this trend to continue into early 2022, as activity in the Marcellus continues at a robust pace.”

Financial Results

Falcon realized prices of $76.51 per barrel (“bbl”) for crude oil, $4.68 per thousand cubic feet (“mcf”) for natural gas and $38.54/bbl for natural gas liquids (“NGL”) during the fourth quarter 2021.

Falcon reported net income of $9.3 million, or $0.11 of net income per Class A common share, for the fourth quarter 2021, which includes amounts attributable to non-controlling interests. Falcon generated royalty revenue of $18.6 million (approximately 64% oil) and lease bonus revenue of $0.8 million for the fourth quarter 2021. The Company reported Adjusted EBITDA (a non-GAAP measure defined and reconciled on pages 8-9) of $11.6 million for the fourth quarter 2021, or $13.7 million excluding the transaction expenses associated with the Desert Peak merger incurred during the fourth quarter 2021.

Cash operating costs consisting of production and ad valorem taxes and marketing and transportation expenses for the fourth quarter 2021 were $1.4 million, or $3.67/Boe on a combined basis. General and administrative expense for the third quarter 2021, excluding non-cash stock-based compensation of $0.4 million and $2.2 million of expenses associated with the Desert Peak transaction, was approximately $2.5 million.

As of December 31, 2021, the Company had $40.0 million of borrowings on its revolving credit facility, and $2.8 million of cash on hand, resulting in net debt of approximately $37.2 million at the end of the quarter. Falcon’s net debt / LTM EBITDA ratio was 0.72x as of December 31, 2021. (4)

(4)	Calculated by dividing the sum of total debt outstanding less cash on hand as of December 31, 2021 by Adjusted EBITDA for the trailing 12-month period. Please refer to the disclosure on pages 8-9 for the Reconciliation of net income to Non-GAAP Measures.

Fourth Quarter 2021 Dividend

Falcon’s Board of Directors declared a dividend of $0.145 per Class A share for the fourth quarter 2021 on February 17, 2022. During the fourth quarter 2021, the Company generated Pro-forma Free Cash Flow of $13.0 million, or $0.15 per share excluding expenses associated with the Desert Peak transaction. Inclusive of expenses associated with the Desert Peak transaction, Falcon generated Pro-forma Free Cash Flow of $10.9 million, or $0.13 per share (5) (as described and reconciled on page 8-9). The dividend for the fourth quarter 2021 was paid on March 9, 2022 to all Class A shareholders of record on February 28, 2022.

As a result of this dividend, Falcon has declared and paid $0.55 per share in dividends over the trailing 365-day period, resulting in an adjustment to the exercise price of the Falcon warrants downward to $11.29 per warrant.

The Company expects that approximately 63% of its 2021 dividends will not constitute taxable dividend income and instead will result in a non-taxable reduction to the tax basis of the shareholders’ common stock. The reduced tax basis will increase a shareholders’ capital gain (or decrease shareholders’ capital loss) when shareholders sell their common stock.

(5)	The pro-forma adjustments assume that the non-controlling interests are converted to Class A common shares, such that approximately 86.9 million Class A shares would be outstanding. The pro-forma Class A shares reflects dilution from 0.5 million unvested restricted stock awards which receive dividend equivalent rights (“DER”) when dividends are paid to Class A common stockholders.

Operational Results

Falcon’s production averaged 4,067 Boe/d during the fourth quarter 2021, of which approximately 42% was oil and approximately 75% was from the Eagle Ford. Eagle Ford production was approximately 56% oil during the fourth quarter 2021. During the fourth quarter 2021, Falcon’s gas sales volumes reflected a material increase in Marcellus production, which led to lower than anticipated percentage of oil contribution to the total production mix. Falcon expects that this ratio will normalize to an oil mix of 45%-50%. Falcon had 48 gross wells turned in line (0.30 net wells) with an average net royalty interest (“NRI”) of approximately 0.6% during the fourth quarter 2021. Falcon averaged three rigs running on its Eagle Ford position during the fourth quarter 2021.

Falcon currently has 2,328 gross producing Eagle Ford wells, and the Company’s average NRI for all producing wells is approximately 1.25%. As of March 3, 2022 the Company had 126 line-of-sight wells (1.39 net wells) with an average NRI of 1.11% in various stages of development on Falcon’s Eagle Ford minerals position. These wells are comprised of the following:

Line-of-Sight Wells (As of March 3, 2022)

Stage of Activity	Gross Wells	Net Wells	NRI %
Permitted	75	0.95	1.27%
Waiting on completion	44	0.29	0.67%
Waiting on connection	7	0.15	2.13%
Total line-of-sight	126	1.39	1.11%

Reserve Summary for the Year Ended December 31, 2021

As of December 31, 2021, net proved oil and gas reserves were approximately 17.2 million barrels of oil equivalent (MMboe), based on the Securities and Exchange Commission (“SEC”) average net realized price assumptions of $66.56/bbl for oil, $25.96/bbl for NGL, and $3.60/mcf for natural gas. Falcon’s year end 2021 proved reserves were valued at a PV-10 amount of approximately $372 million, and approximately 58% of the Company’s proved reserves were oil and NGLs.

Summary of proved reserves as of December 31, 2021:

	Oil (Mbbl)	Gas (MMcf)	NGLs (Mbbl)	Total MBoe
Proved developed reserves	2,738	19,098	1,183	7,104
Proved undeveloped reserves	5,025	24,339	1,059	10,141
Total proved reserves at December 31, 2021	7,763	43,437	2,242	17,245

Reconciliation of proved reserves for full year 2021:

	Oil (Mbbl)	Gas (MMcf)	NGLs (Mbbl)	Total MBoe
Proved reserves at December 31, 2020	9,742	48,536	2,186	20,017
Purchase of reserves in place	22	34	5	33
Extensions and discoveries	326	1,777	122	744
Reivisions of previous estimates	(1,571)	(3,109)	159	(1,930)
Production	(756)	(3,801)	(230)	(1,620)
Proved reserves at December 31, 2021	7,763	43,437	2,242	17,245

Changes in reserves net of production	(1,223)	(1,298)	286	(1,153)

About Falcon Minerals

Falcon Minerals Corporation (NASDAQ: FLMN, FLMNW) is a C-Corporation formed to own and acquire high growth oil-weighted mineral rights. Falcon Minerals owns mineral, royalty, and over-riding royalty interests covering approximately 256,000 gross unit acres in the Eagle Ford Shale and Austin Chalk in Karnes, DeWitt, and Gonzales Counties in Texas. The Company also owns approximately 95,000 gross unit acres in the Marcellus Shale across Pennsylvania, Ohio, and West Virginia. For more information, visit our website at www.falconminerals.com.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements that involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Falcon cautions readers not to place any undue reliance on these forward-looking statements as forward-looking information is not a guarantee of future performance. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “seeks,” “possible,” “potential,” “predict,” “project,” “prospects,” “guidance,” “outlook,” “should,” “would,” “will,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements include, but are not limited to, statements about future financial and operating results, future dividends paid, the tax treatment of dividends paid, Falcon’s plans, initiatives, objectives, expectations and intentions, the anticipated impact and timing of the proposed Desert Peak transaction, including the combined company’s expected performance, and other statements that are not historical facts. While forward-looking statements are based on assumptions and analyses made by us that we believe to be reasonable under the circumstances, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance, and financial condition to differ materially from our expectations. See “Risk Factors” in Falcon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended on Form 10-K/A, and in Falcon’s Quarterly Reports on Form 10-Q, filed with the Securities and Exchange Commission (“SEC”), for a discussion of risk factors that affect our business. Any forward-looking statement made in this news release speaks only as of the date on which it is made. Factors or events that could cause actual results to differ may emerge from time to time, and it is not possible to predict all of them. Neither Desert Peak nor Falcon undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future development, or otherwise, except as may be required by law.

Additional Information and Where to Find It

In connection with the proposed Desert Peak transaction, the Company has filed with the SEC a proxy statement on Schedule 14A (the “Proxy Statement”) and will file other documents with the SEC regarding the proposed transaction. The Proxy Statement will be sent or given to the Company’s stockholders and will contain important information about the proposed transaction and related matters. INVESTORS ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the Proxy Statement and other relevant documents filed by Falcon with the SEC at the SEC’s website at www.sec.gov. You may also obtain the Company’s documents on its website at www.falconminerals.com. The references to the SEC’s website and our website are for the convenience of investors and shall not be deemed to be incorporated into any of the Company’s filings. All website addresses in this prospectus are intended to be inactive textual references only.

Participants in the Solicitation

The Company, Desert Peak and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction and may have direct or indirect interests in the proposed transaction. Information about the Company’s directors and executive officers is set forth in the Company’s Proxy Statement on Schedule 14A for its 2021 Annual Meeting of Stockholders, filed with the SEC on April 23, 2021, its Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 12, 2020, as amended on Form 10-K/A, filed with the SEC on May 5, 2021, and its other documents which are filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is set forth in the Proxy Statement. Other relevant materials will be filed with the SEC regarding the proposed transaction when they become available. Investors should read the Proxy Statement carefully before making any voting or investment decisions. Investors may obtain free copies of these documents using the sources indicated above.

FALCON MINERALS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020
Revenues:
Oil and gas sales	$18,642	$10,234	$70,868	$40,081
Lease bonus and other revenue	807	-	1,970	-
Gain (loss) on hedging activities	680	(737)	(4,830)	(1,200)
Total revenue	20,129	9,497	68,008	38,881
Expenses:
Production and ad valorem taxes	950	602	3,935	2,807
Marketing and transportation	423	426	1,752	1,993
Amortization of royalty interests in oil & gas properties	4,151	3,619	15,233	14,103
General, administrative and other	5,066	3,379	14,130	11,997
Total expenses	10,590	8,026	35,050	30,900
Operating income	9,539	1,471	32,958	7,981

Other income (expense):
Change in fair value of warrant liability	1,207	(1,728)	467	5,128
Other income	13	31	50	125
Interest expense	(473)	(491)	(1,924)	(2,197)
Total other income (expense)	747	(2,188)	(1,407)	3,056
Income (loss) before income taxes	10,286	(717)	31,551	11,037
Provision for income taxes	1,035	189	4,059	589
Net income (loss)	9,251	(906)	27,492	10,448
Net income attributable to non-controlling interests	(4,139)	(470)	(14,336)	(2,748)
Net income (loss) attributable to shareholders	$5,112	$(1,376)	$13,156	$7,700

Class A common shares - basic	$0.11	$(0.03)	$0.28	$0.17
Class A common shares - diluted	$0.10	$(0.03)	$0.28	$0.11

FALCON MINERALS CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands)

(Unaudited)

	December 31,	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$2,768	$2,724
Accounts receivable	10,018	5,419
Prepaid expenses	1,220	766
Total current assets	14,006	8,909
Royalty interests in oil & gas properties, net of accumulated amortization	193,544	207,505
Property and equipment, net of accumulated depreciation	322	427
Deferred tax asset, net	52,135	55,773
Other assets	1,834	3,015
Total assets	$261,841	$275,629

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$3,471	$1,540
Other current liabilities	502	1,557
Total current liabilities	3,973	3,097
Credit facility	40,000	39,800
Warrant liability	3,036	3,503
Other non-current liabilities	576	828
Total liabilities	47,585	47,228

Shareholders’ equity:
Class A common stock	5	5
Class C common stock	4	4
Additional paid in capital	121,029	121,053
Non-controlling interests	83,586	88,637
Retained earnings	9,632	18,702
Total shareholders’ equity	214,256	228,401
Total liabilities and shareholders’ equity	$261,841	$275,629

Non-GAAP Financial Measures

Adjusted EBITDA and Pro-forma Free Cash Flow are supplemental non-GAAP financial measures used by management and external users of our financial statements, such as industry analysts, investors, lenders, and rating agencies. We believe Adjusted EBITDA and Pro-forma Free Cash Flow are useful because they allow us to evaluate our performance and compare the results of our operations period to period without regard to our financing methods or capital structure. In addition, management uses Adjusted EBITDA and Pro-forma Free Cash Flow to evaluate cash flow available to pay dividends to our common shareholders.

We define Adjusted EBITDA as net income before interest expense, net, depletion and depreciation expense, provision for income taxes, change in fair value of warrant liability, unrealized gains and losses on commodity derivative instruments and non-cash equity-based compensation. We define Pro-forma Free Cash Flow as net income before depletion and depreciation expense, provision for income taxes, change in fair value of warrant liability, unrealized gains and losses on commodity derivative instruments and non-cash equity-based compensation less interest expense and cash income taxes. Adjusted EBITDA and Pro-forma Free Cash Flow are not measures of net income as determined by GAAP. We exclude the items listed above from net income in calculating Adjusted EBITDA and Pro-forma Free Cash Flow because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Certain items excluded from Adjusted EBITDA and Pro-forma Free Cash Flow are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as historic costs of depreciable assets, none of which are components of Adjusted EBITDA and Pro-forma Free Cash Flow.

Adjusted EBITDA and Pro-forma Free Cash Flow should not be considered an alternative to, or more meaningful than, net income, royalty income, cash flow from operating activities or any other measure of financial performance presented in accordance with GAAP. Our computations of Adjusted EBITDA and Pro-forma Free Cash Flow may not be comparable to other similarly titled measures of other companies.

Reconciliation of Net Income to Adjusted EBITDA and Pro-forma Free Cash Flow

(in thousands, except per share amounts):

		Fully Converted
	Three Months	Per Share Basis Three Months
	Ended	Ended
	December 31, 2021	December 31, 2021 (1)
Net income	$9,251	$0.11
Interest expense (2)	473	0.01
Depletion and depreciation	4,177	0.05
Share-based compensation	417	-
Unrealized gain on commodity derivatives	(2,577)	(0.03)
Change in fair value of warrant liability	(1,207)	(0.01)
Income tax expense	1,035	0.01
Adjusted EBITDA	$11,569	$0.14
Interest expense (2)	(473)	(0.01)
Pro-forma cash income taxes (3)	(210)	-
Pro-forma Free Cash Flow	$10,886	$0.13

(1)	Per share information is presented on a fully converted basis of 86.9 million common shares which is inclusive of 47.0 million Class A common shares, 39.4 million Class C common shares and 0.5 million unvested restricted stock awards that are outstanding as of December 31, 2021. As such, net income per fully converted share in this schedule is not comparable to net income per share of $0.11 for the period ended December 31, 2021 as shown on the Condensed Consolidated Statements of Operations.

(2)	Interest expense includes amortization of deferred financing costs.

(3)	Pro-forma cash income taxes are estimated on a pro-rata basis and therefore based upon net income before non-controlling interest considerations.

Calculation of cash available for dividends for the fourth quarter 2021 (in thousands):

Three Months Ended
December 31,
2021
Adjusted EBITDA	$11,569
Interest expense (2)	(473)
Pro-forma cash taxes (3)	(210)
Net cash available for distribution	$10,886

Cash to be distributed to non-controlling interests	$5,806
Cash to be distributed to Falcon Minerals Corp. (4)	$6,931

Dividends to be paid to Class A shareholders	$6,817

(2)	Interest expense includes amortization of deferred financing costs.

(3)	Pro-forma cash income taxes are estimated on a pro-rata basis and therefore based upon net income before non-controlling interest considerations.

(4)	Includes approximately $113k of cash for current income taxes at Falcon Minerals Corporation.

FALCON MINERALS CORPORATION

SELECTED OPERATING DATA

(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020
Production Data:
Oil (bbls)	155,352	179,219	756,236	835,545
Natural gas (Mcf)	959,920	885,186	3,801,087	3,528,150
Natural gas liquids (bbls)	58,801	59,239	230,093	247,536
Combined volumes (boe)	374,140	385,989	1,619,844	1,671,106
Average daily combined volume (boe/d)	4,067	4,196	4,438	4,566

Average sales prices:
Oil (bbls)	$76.51	$40.21	$66.39	$35.84
Natural gas (mcf)	$4.68	$2.42	$3.59	$2.01
Natural gas liquids (bbls)	$38.54	$14.99	$30.52	$12.28
Combined per boe	$49.83	$26.52	$43.75	$23.98

Average costs ($/boe):
Production and ad valorem taxes	$2.54	$1.56	$2.43	$1.68
Marketing and transportation expense	$1.13	$1.10	$1.08	$1.19
Cash general and administrative expense	$12.36	$6.37	$8.51	$5.03
Interest expense, net	$1.26	$1.27	$1.19	$1.31
Depletion	$11.09	$9.37	$9.40	$8.44

Falcon Minerals Contact:

Matthew B. Ockwood

Chief Financial Officer

mockwood@falconminerals.com